UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 24, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited, wholly-owned subsidiaries of erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) with and into erstwhile HDFC Limited; and (ii) erstwhile HDFC Limited with and into HDFC Bank Limited

August 24, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited, wholly-owned subsidiaries of erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) with and into erstwhile HDFC Limited; and (ii) erstwhile HDFC Limited with and into HDFC Bank Limited.

This is further to our letter dated April 21, 2023, informing about certain forbearances/ clarifications provided by the Reserve Bank of India (“RBI”) vide its letter dated April 20, 2023.

The Bank in this regard has received another letter dated August 22, 2023 from RBI at 7:48 p.m., providing further forbearances/ clarifications which are largely operational and in line with the extant regulations. The key/ material aspects of the said letter are as below:

•

The Bank must ensure that there is no overlap in the investment management business undertaken by two subsidiaries of the Bank viz. HDFC Asset Management Company Ltd. and HDFC Capital Advisors Ltd., within a time period of two years from the effective date of the Scheme.

•	The Bank’s wholly-owned subsidiary, HDFC Sales Pvt. Ltd. is permitted to source customers only for the Bank and not to any other entity (including group entities of the Bank).

•

In respect of project finance loans of erstwhile HDFC Limited wherein DCCO (Date of Commencement of Commercial Operations) was extended under applicable NHB norms, the asset classification may continue in the books of the Bank on the same basis, provided the loans remain standard. However, as a prudent measure, provisioning shall be maintained as per extant regulations applicable to banks.

•

In respect of loans granted by erstwhile HDFC Limited for acquisition and development of land, the Bank has been permitted to continue with such loans sanctioned prior to July 4, 2022; and would be required to classify them as CRE (Commercial Real Estate) exposure as also to apply relevant provisioning and risk weights norms, as applicable to banks. There are no material loans sanctioned by erstwhile HDFC Limited in connection with this, post July 4, 2022.

•

In respect of loans granted by erstwhile HDFC Limited to Core Investment Companies (CICs), the Bank is permitted to continue with such loans sanctioned prior to July 4, 2022 and would be required to apply relevant provisioning and risk weights norms, as applicable to banks. There are no material loans sanctioned by erstwhile HDFC Limited in connection with this, post July 4, 2022.

The Bank may engage with the RBI for certain clarifications.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary